UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A INFORMS AUTHORIZED CAPITAL REFORM DOES NOT IMPLY AN EQUITY OFFERING

 Medellin, Colombia, October 14, 2015

As was announced yesterday, next October 30, Bancolombia will hold an extraordinary general shareholders meeting, which looks to revise and modify Bancolombia’s bylaws as well as to introduce new corporate governance standards. With this reform, the company will also seek shareholders’ explicit consent to modify authorized capital, which remains unchanged since 2005.

To this date, Bancolombia has an authorized amount of shares totaling 1,000,000,000, of which 961,827,000 have already been issued. With this reform, Bancolombia wishes to expand its authorized capital base to 1,400,000,000 shares. In every case, the nominal value (“par value”) will be COP $500 per share.

The reasoning behind this increase in authorized capital is to guarantee an ample authorized capital level, so that in the event Bancolombia was to consider making an equity offering, it would have no need to modify its existing bylaws in order to do this. By increasing the authorized capital, the shareholders’ general assembly is approving a maximum quota for the company, but is by no means signaling an immediate equity offering. Furthermore, authorized capital is not included in accounting calculations nor is it computed in the company’s technical equity, and it does not imply an injection of capital from shareholders.

Contactos

Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
VP Estrategia y Finanzas	VP Financiero	Gerente RI
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date: October 14, 2015	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance